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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 1


                              ACNielsen Corporation
             (Exact name of registrant as specified in its charter)



                            Delaware                                     06-1454128
                            --------                                     ----------
             (State of incorporation or organization)       (I.R.S. Employer Identification No.)


             177 Broad Street, Stamford, Connecticut                       06901
             (Address of principal executive offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)


Securities to be registered pursuant to Section 12(g) of the Act:

         Title of each class                         Name of each exchange on which
         to be so registered                         each class is to be registered
         -------------------                         ------------------------------

         Preferred Share Purchase Rights             New York Stock Exchange

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                                                                               2


Item 1.  Description of Securities to be Registered

                  On December 17, 2000, ACNielsen Corporation (the "Company"), VNU N.V. ("Parent") and Artist Acquisition, Inc. ("Purchaser") entered into an Agreement and Plan of Merger, dated as of December 17, 2000 (the "Merger Agreement"). The Merger Agreement provides, among other things, that (i) Purchaser will commence an offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated October 17, 1996, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), and (ii) after the consummation of the Offer, Purchaser would be merged with and into the Company as soon as practicable (the "Merger").

                  In connection with the Merger Agreement, the Company executed an amendment (the "Rights Amendment") to the Rights Agreement, dated December 17, 2000. The Rights Amendment provides that (a) neither a "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur, and none of Parent, Purchaser nor any of their affiliates or associates will be deemed to be an "Acquiring Person" (as such terms are defined in the Rights Agreement"), by reason of the execution or delivery of the Merger Agreement or the consummation of the transactions to be effected pursuant to the Merger Agreement and (b) the Rights will expire immediately prior to the consummation of the Offer.

                  A summary of the Rights as amended follows.

                                Summary of Rights

                  On October 17, 1996 the Board of Directors of ACNielsen Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share of the Company (the "Common Stock"). The dividend is payable on October 23, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock") of the Company at a price of $108 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of October 17, 1996 as the same may be amended from time to time (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

                 Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions an "Acquiring Person", which term shall not include Parent, Purchaser or any of their affiliates or associates which would otherwise become Acquiring Persons solely by reason of: (x) the approval, execution or delivery of the Merger Agreement or (y) the consummation of the Offer or the Merger in accordance with the Merger Agreement) have acquired beneficial ownership of 15% or more of
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the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date", which date shall not be deemed to have occurred solely by reason of: (x) the approval, execution or delivery of the Merger Agreement or (y) the consummation of the Offer or the Merger in accordance with the Merger Agreement), the Rights will be evidenced by such Common Stock certificate.

                 The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                 The Rights are not exercisable until the Distribution Date. The Rights will expire on (i) October 23, 2006 (the "Final Expiration Date"), (ii) immediately prior to the time at which the consummation of the Offer occurs or
(iii) at the time the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

                 The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

                 The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

                 Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred
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                                                                               4


Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged (other than pursuant to the Offer or the Merger in accordance with the Merger Agreement), each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

                 Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

                 In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

                 In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold (other than pursuant to the Offer or the Merger in accordance with the Merger Agreement), proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

                 At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

                 With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

                 At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per
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                                                                               5


Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                 For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

                 Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.  Exhibits

                 1. Rights Agreement, dated as of October 17, 1996, between the Company and First Chicago Trust Company of New York which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock or the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which they would result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock.*

                 2. Amendment, dated as of December 17, 2000, to Rights Agreement, dated as of October 17, 1996, between the Company and First Chicago Trust Company of New York, as Rights Agent.

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*    Previously Filed
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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACNIELSEN CORPORATION


                                             By:   /s/ Earl H. Doppelt
                                                -----------------------
                                                Name:  Earl H. Doppelt
                                                Title: Executive Vice President
                                                       and General Counsel

December 18, 2000
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                                  EXHIBIT INDEX


Exhibit No.                                 Description
-----------                                 -----------
  1.                       Rights Agreement, dated as of October 15, 1996, between the Company and First Chicago
                           Trust Company of New York which includes the Certificate of Designations for the
                           Series A Junior Participating Preferred Stock as Exhibit A, the form of Right
                           Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as
                           Exhibit C.  Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock or the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which they would result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock.*

  2.                       Amendment, dated as of August 15, 1999, to Rights Agreement, dated as of October 15, 1996, between the Company and First Chicago Trust Company of New York, as Rights Agent.



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*    Previously Filed